EXHIBIT 99.1

April 29, 2021 | VANCOUVER, BC

Sandstorm Gold Royalties ANNOUNCES Record 2021 First Quarter RESULTS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the first quarter ended March 31, 2021 (all figures in U.S. dollars).

First Quarter Highlights

•	Record attributable gold equivalent ounces sold[1] of 17,444 ounces (Q1 2020 — 13,393 ounces);
•	Record revenue of $31.0 million (Q1 2020 — $21.3 million);
•	Record cash flows from operating activities, excluding changes in non-cash working capital[1] of $23.0 million (Q1 2020 — $14.4 million);
•	Average cash cost per attributable gold equivalent ounce[1] of $307 resulting in record cash operating margins[1] of $1,470 per ounce (Q1 2020 — $314 per ounce and $1,279 per ounce respectively);
•	Net income of $5.0 million (Q1 2020 — net loss of $10.3 million);
•	Capital: As at March 31, 2021, Sandstorm has a strong balance sheet with over $140 million in cash and over $52 million in equity and debt investments. When combined with an undrawn revolving credit facility of $225 million, strong operating cash flows, and the sale of non-core investments, Sandstorm expects to have significant capital available to propel the Company into the next phase of growth.
•	Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 0.8 million shares for total consideration of $5.0 million during the first quarter of 2021. Additionally, in April 2021, Sandstorm renewed its normal course issuer bid.

OUtlook

Based on the Company’s existing royalties, attributable gold equivalent ounces sold for 2021 is forecast to be between 55,000 and 62,000 ounces. The Company is forecasting attributable gold equivalent production of 125,000 ounces in 2024.

Financial results

Sandstorm’s revenue during the first quarter of 2021 was $31.0 million compared with $21.3 million for the comparable period in 2020. The increase is largely due to a 30% increase in the attributable gold equivalent ounces sold, as well as a 12% increase in the average realized selling price of gold.

Net income was higher when compared to the same period in 2020 primarily due to a $8.5 million decrease in non-cash impairment charges. The increase in net income was also affected by a $4.1 million decrease in losses recognized on the revaluation of the Company’s investments. This was partially offset by a $4.6 million increase in tax expense as a result of the increase in net income.

Streams & Royalties

Of the gold equivalent ounces sold by Sandstorm during the first quarter of 2021, approximately 18% were attributable to mines located in Canada, 15% from the rest of North America, 57% from South America, and 10% from other countries.

	THREE MONTHS ENDED MAR 31, 2021
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$5.4	3,023
North America excl. Canada	$4.7	2,679
South America	$17.8	9,995
Other	$3.1	1,747
Total	$31.0	17,444

Canada

Streams and royalties on Canadian mines contributed 41% more gold equivalent ounces to Sandstorm when compared to the first quarter of 2020. The change is primarily due to an increase in royalty revenue from the Bracemac-McLeod mine in Québec, driven by commodity price increases.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, contributed 6% more gold equivalent ounces when compared to the first quarter in 2020. The change was driven by an increase in gold equivalent ounces sold from the Relief Canyon mine in Nevada. In May 2020, Sandstorm received its first monthly gold delivery from Americas Gold and Silver Corp. under the Relief Canyon stream agreement. The increase was partially offset by a decrease in gold equivalent ounces sold from the Santa Elena mine in Mexico.

South America

Operations in South America contributed 48% more gold equivalent ounces when compared to the first quarter of 2020. The change is primarily due to an increase in gold equivalent ounces sold from the Cerro Moro mine in Argentina and the Chapada mine in Brazil.

Other

Streams and royalties on mines in other countries contributed 12% less gold equivalent ounces sold when compared to the first quarter of 2020. The change is primarily due to a decrease in royalty revenue from the Houndé mine in Burkina Faso, partially offset by an increase in gold equivalent ounces sold from the Karma mine in Burkina Faso.

Webcast & Conference Call Details

A conference call will be held on Friday, April 30, 2021 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 343-761-2522
North American Toll-Free: (+1) 833-350-1446
Conference ID: 3657105
Webcast URL:  https://bit.ly/3deWaQl

Sandstorm Files Early Warning Report

Pursuant to National Instrument 62-103 - The Early Warning System and Related Take Over Bid and Insider Reporting Issues, Sandstorm is announcing the purchase of an aggregate of 3,894,562 common shares (the “Entrée Purchased Shares”) of Entrée Resources Ltd. (“Entrée”). The acquisition of the Entrée Purchased Shares represents approximately 2.0% of the outstanding common shares of Entrée (the “Entrée Shares”), on a non-diluted basis.

Prior to the purchase of the Entrée Purchased Shares, Sandstorm held 40,710,678 Entrée Shares as well as warrants to purchase an additional 1,657,317 Entrée Shares (“Entrée Warrants”). The 40,710,678 Entrée Shares represented approximately 21.9% of the then outstanding Entrée Shares (on a non-diluted basis). Assuming the exercise of all 1,657,317 Entrée Warrants held by the Company, Sandstorm would have then held an aggregate of 42,367,995 Entrée Shares, representing approximately 22.6% of the then outstanding Entrée Shares (on a partially diluted basis). Upon completion of the purchase of the Entrée Purchased Shares, an aggregate 44,605,240 Entrée Shares and 1,657,317 Entrée warrants are now owned directly by Sandstorm. The 44,605,240 Entrée Shares represent approximately 23.9% of the outstanding Entrée Shares (on a non-diluted basis). Assuming the exercise of all of the 1,657,317 Entrée Warrants now held by the Company, the Company would then hold 46,262,557 Entrée Shares, representing approximately 24.6% of the outstanding Entrée Shares (on a partially diluted basis).

The Entrée Purchased Shares were acquired on the open market over the facilities of the Toronto Stock Exchange and other published markets for the Entrée Shares between February 19, 2021 and April 29, 2021 at prices ranging from C$0.65 to C$0.84 per Entrée Acquired Share. The purchase of the Entrée Purchased Shares by Sandstorm was effected for investment purposes. While Sandstorm may from time to time acquire additional securities of Entrée, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its current position, it is Sandstorm’s current intention, based on market conditions and other circumstances, to acquire additional securities of Entrée.

An Early Warning Report, as required under National Instrument 62-103, contains additional information with respect to the foregoing matters and will be filed by the Company on Entrée’s SEDAR profile at www.sedar.com. To obtain a copy of the report, contact Kim Bergen at 604 628 1164. Entrée’s head office is located at 1066 West Hastings Street, Suite 1650, Vancouver, BC V6E 3X1.

The acquisition of the Entrée Purchased Shares was made in reliance on the normal course purchase exemption from the formal take-over bid requirements in section 4.1 of National Instrument 62-104, Takeover Bids and Issuer Bids (“NI 62-104”). The Entrée Purchased Shares acquired, together with all of the other Entrée Shares acquired during the 12-month period preceding this purchase, did not exceed 5% of the number of Entrée Shares outstanding at the beginning of such 12-month period, and the consideration paid for any of the Entrée Shares did not exceed the market price at the date of the purchase as determined in accordance with NI 62-104.

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable gold equivalent ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 200 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, the offer and sale of Common Shares under the at-the-market equity program (the "ATM Program"), including the timing and amounts thereof, the use of any proceeds from the ATM Program, and statements with respect to Sandstorm’s proposed NCIB and the number of Common Shares that may be purchased under the NCIB. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2021 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.